UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 6)*

                         CB RICHARD ELLIS GROUP, INC.
                  ------------------------------------------
                               (Name of Issuer)

                      CLASS A COMMON STOCK, $0.01 par value
                      -------------------------------------
                         (Title of Class of Securities)

                                  12497T101
                                  ---------
                               (CUSIP Number)

                              Gregory D. Hitchan
                          Blum Capital Partners, L.P.
                        909 Montgomery Street, Suite 400
                            San Francisco, CA 94133
                                (415) 434-1111
                             -------------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                August 4, 2008
                              ----------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 20


CUSIP NO. 12497T101            SCHEDULE 13D                      Page 2 of 20

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BLUM CAPITAL PARTNERS, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3205364
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]
                                                                     (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          California

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      26,088,800**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 26,088,800**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,088,800**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               12.9%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                          PN, IA

-----------------------------------------------------------------------------
** See Item 5

                                  * * * * * *



CUSIP NO. 12497T101            SCHEDULE 13D                      Page 3 of 20

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON              RICHARD C. BLUM & ASSOCIATES, INC.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON             94-2967812
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY
-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3
-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          California

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      26,088,800**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 26,088,800**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,088,800**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                12.9%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                              CO

-----------------------------------------------------------------------------
** See Item 5

                                  * * * * * *



CUSIP NO. 12497T101            SCHEDULE 13D                      Page 4 of 20

-----------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON                        BLUM STRATEGIC GP, L.L.C.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3303831
-----------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                     (b) [x]
-----------------------------------------------------------------------------
3.  SEC USE ONLY

-----------------------------------------------------------------------------
4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
  7.  SOLE VOTING POWER                                 -0-

   NUMBER OF      -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      26,088,800**
   BENEFICIALLY
   OWNED BY EACH  -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                  -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 26,088,800**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,088,800**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               12.9%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5 below

                                  * * * * * *



CUSIP NO. 12497T101            SCHEDULE 13D                      Page 5 of 20

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                    BLUM STRATEGIC GP II, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3395150
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      26,088,800**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 26,088,800**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,088,800**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               12.9%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5 below

                                  * * * * * *



CUSIP NO. 12497T101            SCHEDULE 13D                      Page 6 of 20

-----------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON                BLUM STRATEGIC PARTNERS II, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3395151
-----------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                     (b) [x]
-----------------------------------------------------------------------------
3.  SEC USE ONLY

-----------------------------------------------------------------------------
4.  SOURCE OF FUNDS*                                               See Item 3

-----------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

-----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES          8.  SHARED VOTING POWER                       26,088,800**
   BENEFICIALLY
   OWNED BY EACH  -----------------------------------------------------------
   PERSON WITH     9.  SOLE DISPOSITIVE POWER                             -0-

                  -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 26,088,800**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,088,800**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               12.9%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                              PN

-----------------------------------------------------------------------------
** See Item 5 below

                                  * * * * * *



CUSIP NO. 12497T101            SCHEDULE 13D                      Page 7 of 20


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                   BLUM STRATEGIC GP III, L.L.C.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)     04-3809436
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      26,088,800**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 26,088,800**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,088,800**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               12.9%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5


                                  * * * * * *




CUSIP NO. 12497T101            SCHEDULE 13D                     Page 8 of 20


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BLUM STRATEGIC GP III, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)     02-0742606
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      26,088,800**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 26,088,800**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,088,800**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               12.9%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                              PN

-----------------------------------------------------------------------------
** See Item 5


                                  * * * * * *




CUSIP NO. 12497T101            SCHEDULE 13D                     Page 9 of 20


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                    BLUM STRATEGIC GP IV, L.L.C.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)     26-0588693
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      26,088,800**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 26,088,800**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,088,800**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               12.9%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5


                                  * * * * * *




CUSIP NO. 12497T101            SCHEDULE 13D                     Page 10 of 20


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                      BLUM STRATEGIC GP IV, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)     26-0588732
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      26,088,800**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 26,088,800**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,088,800**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               12.9%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                              PN

-----------------------------------------------------------------------------
** See Item 5


                                  * * * * * *




CUSIP NO. 12497T101            SCHEDULE 13D                     Page 11 of 20


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                 SADDLEPOINT PARTNERS GP, L.L.C.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)     83-0424234
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      26,088,800**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 26,088,800**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,088,800**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              12.9%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5


                                  * * * * * *




CUSIP NO. 12497T101            SCHEDULE 13D                   Page 12 of 20

Item 1. Security and Issuer
----------------------------

This Amendment No. 6 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on May 15, 2007 by Blum Capital Partners, L.P., a California limited partnership ("Blum LP"); and Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Blum Strategic GP, L.L.C., a Delaware limited liability company ("Blum GP"); Blum Strategic GP II, L.L.C., a Delaware limited liability company ("Blum GP II"); Blum Strategic Partners II, L.P., a Delaware limited partnership ("Blum Strategic II"); (collectively, the "Reporting Persons").

This Amendment No. 6 relates to shares of Class A Common Stock, $0.01 par value per share (the "Common Stock") of CB Richard Ellis Group, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 11150 Santa Monica Boulevard, Suite 1600, Los Angeles, California 90025.

The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background
--------------------------------

Item 2 is hereby amended to add the following:

Blum Strategic GP III, L.L.C ("Blum GP III") is a Delaware limited liability company whose principal business is acting as the general partner of Blum Strategic GP III, L.P. ("Blum GP III LP"), a Delaware limited partnership, whose principal business is acting as the general partner of Blum Strategic Partners III, L.P. ("Blum Strategic III"), whose principal office is 909 Montgomery Street, Suite 400, San Francisco, California 94133.

The principal business office address of Blum GP III and Blum GP III LP is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the managing members and members of Blum GP III, their addresses, citizenship and principal occupations are as follows:

Name and              Business                Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  -------------------

Richard C. Blum      909 Montgomery St.        USA      President & Chairman,
Managing Member      Suite 400                          Blum LP
                     San Francisco, CA 94133

Nils Colin Lind      909 Montgomery St.        USA and  Managing Partner,
Managing Member      Suite 400                 Norway   Blum LP
                     San Francisco, CA 94133



CUSIP NO. 12497T101            SCHEDULE 13D                   Page 13 of 20


Name and              Business                Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  -------------------

John H. Park         909 Montgomery St.        USA      Partner,
Managing Member      Suite 400                          Blum LP
                     San Francisco, CA 94133

Gregory L. Jackson   909 Montgomery St.        USA      Partner,
Managing Member      Suite 400                          Blum LP
                     San Francisco, CA 94133

Jane J. Su           909 Montgomery St.        USA      Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

David H.S. Chung     909 Montgomery St.        USA      Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

Nadine F. Terman     909 Montgomery St.        USA      Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

Gregory D. Hitchan   909 Montgomery St.        USA      Partner, Chief
Managing Member      Suite 400                          Operating Officer,
                     San Francisco, CA 94133            General Counsel and
                                                        Secretary, Blum LP

Marc T. Scholvinck   909 Montgomery St.        USA      Partner & Chief
Member               Suite 400                          Financial Officer,
                     San Francisco, CA 94133            Blum LP

Blum Strategic GP IV, L.L.C ("Blum GP IV") is a Delaware limited liability company whose principal business is acting as the general partner of Blum Strategic GP IV, L.P. ("Blum GP IV LP"), a Delaware limited partnership, whose principal business is acting as the general partner of Blum Strategic Partners IV, L.P. ("Blum Strategic IV"), whose principal office is 909 Montgomery Street, Suite 400, San Francisco, California 94133.

The principal business office address of Blum GP IV and Blum GP IV LP is
909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the managing members and members of Blum GP IV, their addresses, citizenship and principal occupations are as follows:

Name and              Business                Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  -------------------

Richard C. Blum      909 Montgomery St.        USA      President & Chairman,
Managing Member      Suite 400                          Blum LP
                     San Francisco, CA 94133




CUSIP NO. 12497T101            SCHEDULE 13D                    Page 14 of 20


Name and              Business                Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  -------------------

Nils Colin Lind      909 Montgomery St.        USA and  Managing Partner,
Managing Member      Suite 400                 Norway   Blum LP
                     San Francisco, CA 94133

John H. Park         909 Montgomery St.        USA      Partner,
Managing Member      Suite 400                          Blum LP
                     San Francisco, CA 94133

Gregory L. Jackson   909 Montgomery St.        USA      Partner,
Managing Member      Suite 400                          Blum LP
                     San Francisco, CA 94133

Jane J. Su           909 Montgomery St.        USA      Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

David H.S. Chung     909 Montgomery St.        USA      Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

Nadine F. Terman     909 Montgomery St.        USA      Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

Gregory D. Hitchan   909 Montgomery St.        USA      Partner, Chief
Managing Member      Suite 400                          Operating Officer,
                     San Francisco, CA 94133            General Counsel and
                                                        Secretary, Blum LP

Marc T. Scholvinck   909 Montgomery St.        USA      Partner & Chief
Member               Suite 400                          Financial Officer,
                     San Francisco, CA 94133            Blum LP


Saddlepoint Partners GP, L.L.C. is a Delaware limited liability company ("Saddlepoint GP") whose principal business is acting as the general partner of Saddlepoint Partners, L.P., a Delaware limited partnership ("Saddlepoint LP"), and Saddlepoint Partners (Cayman), L.P., a Cayman Islands exempted limited partnership ("Saddlepoint (Cayman) LP"). The principal business office address of Saddlepoint GP, Saddlepoint LP and Saddlepoint (Cayman) LP is 909 Montgomery Street, Suite 400, San Francisco, California 94133. Blum LP is the managing member of Saddlepoint GP. RCBA Inc. is the sole general partner of Blum LP. The principal business office for Blum LP and RCBA Inc. and the names of the executive officers and directors of RCBA Inc. and their addresses, citizenship and principal occupations are as follows:


CUSIP NO. 12497T101            SCHEDULE 13D                    Page 15 of 20


Name and               Business             Citizenship  Principal Occupation
Office Held            Address                             or Employment
--------------------  ----------------------- ---------  --------------------

Richard C. Blum       909 Montgomery St.       USA      President & Chairman,
President,            Suite 400                         Blum LP
Chairman & Director   San Francisco, CA 94133

Nils Colin Lind       909 Montgomery St.       USA and   Managing Partner,
Managing Partner      Suite 400                Norway    Blum LP
& Director            San Francisco, CA 94133

John H. Park          909 Montgomery St.       USA       Partner,
Partner               Suite 400                          Blum LP
                      San Francisco, CA 94133

Gregory L. Jackson    909 Montgomery St.       USA       Partner,
Partner               Suite 400                          Blum LP
                      San Francisco, CA 94133

Jane J. Su            909 Montgomery St.       USA       Partner,
Partner               Suite 400                          Blum LP

                      San Francisco, CA 94133
David H.S. Chung      909 Montgomery St.       USA       Partner,
Partner               Suite 400                          Blum LP
                      San Francisco, CA 94133

Gregory D. Hitchan    909 Montgomery St.       USA       Partner, Chief
Partner, Chief        Suite 400                          Operating Officer,
Operating Officer,    San Francisco, CA 94133            General Counsel and
General Counsel and                                      Secretary, Blum LP
Secretary

Marc T. Scholvinck    909 Montgomery St.       USA       Partner & Chief
Partner, Chief        Suite 400                          Financial Officer,
Financial Officer,    San Francisco, CA 94133            Blum LP
Assistant Secretary
& Director

To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



CUSIP NO. 12497T101            SCHEDULE 13D                    Page 16 of 20


Item 3. Source and Amount of Funds or Other Considerations
-----------------------------------------------------------

Item 3 is hereby amended and restated in its entirety with the following:

The source of funds for the purchases of securities was the working capital of Blum LP's limited partnerships and investment advisory clients, each of the partnerships for which Blum GP serves as the sole general partner, each of the partnerships for which Blum GP II serves as the sole general partner and managing limited partner, the partnership for which Blum GP III LP serves as the sole general partner, the partnership for which Blum GP IV LP serves as the sole general partner, and the partnerships for which Saddlepoint GP serves as the general partner.


Item 4. Purpose of Transaction
-------------------------------

There have been no changes to Item 4 since the Schedule 13D
Amendment 5 filed on May 15, 2007.


Item 5. Interest in Securities of the Issuer
---------------------------------------------

(a),(b) According to the Issuer's Form 10-Q, filed with the Commission on May 12, 2008, there were 202,166,007 shares of Common Stock issued and outstanding as of April 30, 2008. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of the following shares of Common Stock:
(i) 617,613 shares of Common Stock held by Blum LP and RCBA Inc. on behalf of the limited partnerships for which Blum LP serves as the general partner, which represents 0.3% of the outstanding shares of the Common Stock; (ii) 9,997,428 shares of Common Stock held by Blum GP on behalf of the limited partnership for which it serves as the general partner, which represents 4.9% of the outstanding shares of the Common Stock; and (iii) 11,852,759 shares of Common Stock held by Blum GP II on behalf of the limited partnership for which it serves as the general partner and on behalf of the limited partnership for which it serves as the managing limited partner, which represents 5.9% of the outstanding shares of the Common Stock; (iv) 1,561,000 shares of Common Stock held by Blum GP III on behalf of the partnerships for which it serves as the general partner, which represents 0.8% of the outstanding shares of Common Stock; (v) 1,899,600 shares of Common Stock held by Blum GP IV on behalf of the partnerships for which it serves as the general partner, which represents 0.9% of the outstanding shares of Common Stock; (vi) 81,000 shares of Common Stock held by Saddlepoint GP on behalf of a partnership for which it serves as the general partner, which represents less than 0.1% of the outstanding shares of the Common Stock; (vii) 39,700 shares of Common Stock that are legally owned by The Nuclear Decommissioning Trust of Dominion Nuclear Connecticut, Inc.

                                  * * * * * *


CUSIP NO. 12497T101            SCHEDULE 13D                     Page 17 of 20


("Dominion Connecticut"), which represents less than 0.1% of the outstanding shares of the Common Stock and 39,700 shares of the Common Stock that are legally owned by Virginia Electric and Power Company Qualified Nuclear Decommissioning Trust ("Virginia Electric"), which represents less than 0.1% of the outstanding shares of the Common Stock (collectively, the "Investment Advisory Clients"), with respect to which Blum LP has voting and investment power.

Each Investment Advisory Client has entered into an investment management agreement with Blum LP, but neither Investment Advisory Client has any contract, arrangement or understanding with the other Investment Advisory Client, or any other Reporting Person, with respect to the acquisition, ownership, disposition or voting of any shares of the Common Stock. Each Investment Advisory Client disclaims membership in a group with any Reporting Person or with the other Investment Advisory Client, and each disclaims beneficial ownership of any shares beneficially owned by the Reporting Persons other than for their own account.

Voting and investment power concerning the above shares are held solely by Blum LP, Blum GP and Blum GP II, Blum GP III, Blum GP IV and Saddlepoint GP. The Reporting Persons therefore may be deemed to be members in a group, in which case the group would be deemed to have beneficial ownership of an aggregate of 26,088,800 shares of the Common Stock, which is 12.9% of the outstanding Common Stock. As the sole general partner of Blum LP, RCBA Inc. is deemed the beneficial owner of the securities over which Blum LP has voting and investment power. The filing of this Schedule shall not be construed as an admission that any of the shareholders, directors or executive officers of RCBA Inc. or the managing members and members of Blum GP, Blum GP II, Blum GP III, Blum GP III LP, Blum GP IV, Blum GP IV LP, or Saddlepoint GP, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc., Blum GP, Blum GP II, Blum GP III, Blum GP III LP, Blum GP IV, Blum GP IV LP or Saddlepoint GP.

c) During the last 60 days, the Reporting Persons have purchased the following shares of Common Stock in the open market:

Entity                             Trade Date    Shares    Price/Share
-------                            ----------   --------   -----------

Investment partnerships for        08-04-2008     35,000    13.2914
which Blum LP serves as the        08-04-2008     46,400    13.3458
general partner.                   08-04-2008     37,300    13.3748
                                   08-04-2008     23,300    13.4248
                                   08-04-2008     14,700    13.4861
                                   08-05-2008      1,500    13.4745
                                   08-05-2008      5,436    13.4764




CUSIP NO. 12497T101            SCHEDULE 13D                     Page 18 of 20



Entity                             Trade Date    Shares    Price/Share
-------                            ----------   --------   -----------

For Blum Strategic III for         08-04-2008    141,900    13.2914
which Blum GP III LP serves        08-04-2008    189,300    13.3458
as the general partner and         08-04-2008    151,800    13.3748
for Blum GP III which serves       08-04-2008     94,500    13.4248
as the general partner for         08-04-2008     60,500    13.4861
Blum GP III LP.                    08-05-2008     12,100    13.4745
                                   08-05-2008     45,800    13.4764


Entity                             Trade Date    Shares    Price/Share
-------                            ----------   --------   -----------
For Blum Strategic IV for          08-04-2008    111,100    13.2914
which Blum GP IV LP serves         08-04-2008    148,100    13.3458
as the general partner and         08-04-2008    118,800    13.3748
for Blum GP IV which serves        08-04-2008     74,100    13.4248
as the general partner for         08-04-2008     47,300    13.4861
Blum GP IV LP.

Entity                            Trade Date    Shares      Price/Share
------                            ----------    -------      ----------
The partnership for which          08-04-2008     6,800     13.2914
Saddlepoint GP serves as           08-04-2008     9,000     13.3458
general partner.                   08-04-2008     7,300     13.3748
                                   08-04-2008     4,500     13.4248
                                   08-04-2008     2,900     13.4861

Entity                            Trade Date    Shares    Price/Share
------                            ----------   --------   ------------
The Investment Advisory            08-04-2008     5,200     13.2914
Clients for which Blum LP          08-04-2008     7,200     13.3458
serves as investment advisor.      08-04-2008     5,800     13.3748
                                   08-04-2008     3,600     13.4248
                                   08-04-2008     2,200     13.4861

(d) and (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
----------------------------------------------------------------------

There have been no changes to Item 6 since the Schedule 13D Amendment No. 3 filed on November 15, 2005.


Item 7. Material to be Filed as Exhibits
-----------------------------------------

Exhibit A - Joint Filing Undertaking

                                  * * * * * *


CUSIP NO. 12497T101             SCHEDULE 13D                    Page 19 of 20

                                 SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  August 6, 2008


RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.
                                          its general partner



By: /s/ Gregory D. Hitchan              By: /s/ Gregory D. Hitchan
    -------------------------------       -----------------------------------
    Gregory D. Hitchan,                   Gregory D. Hitchan,
    Partner, Chief Operating Officer,     Partner, Chief Operating Officer,
    General Counsel and Secretary         General Counsel and Secretary



BLUM STRATEGIC GP, L.L.C.             BLUM STRATEGIC GP II, L.L.C.



By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    -------------------------------       -------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Member and General Counsel            Managing Member and General Counsel



BLUM STRATEGIC PARTNERS II, L.P.
By:  Blum Strategic GP II, L.L.C.
     its General Partner



By: /s/ Gregory D. Hitchan
    -------------------------------
     Gregory D. Hitchan
     Managing Member and General Counsel




CUSIP NO. 12497T101             SCHEDULE 13D                   Page 20 of 20



BLUM STRATEGIC GP III, L.L.C.            BLUM STRATEGIC GP III, L.P.
                                    By:  Blum Strategic GP III, L.L.C.
                                         its general partner



By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    -------------------------------       -------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Member and General Counsel            Managing Member and General Counsel


BLUM STRATEGIC GP IV, L.L.C.            BLUM STRATEGIC GP IV, L.P.
                                   By:  Blum Strategic GP IV, L.L.C.
                                        its general partner



By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    -------------------------------       -------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Member and General Counsel            Managing Member and General Counsel


SADDLEPOINT PARTNERS GP, L.L.C.
By:  Blum Capital Partners, L.P.
     its Managing Member
By:  Richard C. Blum & Associates, Inc.
     its General Partner



By: /s/ Gregory D. Hitchan
   -------------------------------
    Gregory D. Hitchan
    Partner, Chief Operating Officer,
    General Counsel and Secretary




CUSIP NO. 12497T101             SCHEDULE 13D                    Page 1 of 2

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  August 6, 2008



RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.
                                          its general partner



By: /s/ Gregory D. Hitchan              By: /s/ Gregory D. Hitchan
    -------------------------------       -----------------------------------
    Gregory D. Hitchan,                   Gregory D. Hitchan,
    Partner, Chief Operating Officer,     Partner, Chief Operating Officer,
    General Counsel and Secretary         General Counsel and Secretary



BLUM STRATEGIC GP, L.L.C.             BLUM STRATEGIC GP II, L.L.C.



By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    -------------------------------       -------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Member and General Counsel            Managing Member and General Counsel



BLUM STRATEGIC PARTNERS II, L.P.
By:  Blum Strategic GP II, L.L.C.
     its General Partner



By: /s/ Gregory D. Hitchan
    -------------------------------
     Gregory D. Hitchan
     Managing Member and General Counsel



CUSIP NO. 12497T101             SCHEDULE 13D                    Page 2 of 2

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  August 6, 2008

BLUM STRATEGIC GP III, L.L.C.            BLUM STRATEGIC GP III, L.P.
                                    By:  Blum Strategic GP III, L.L.C.
                                         its general partner



By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    -------------------------------       -------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Member and General Counsel            Managing Member and General Counsel


BLUM STRATEGIC GP IV, L.L.C.            BLUM STRATEGIC GP IV, L.P.
                                   By:  Blum Strategic GP IV, L.L.C.
                                        its general partner



By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    -------------------------------       -------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Member and General Counsel            Managing Member and General Counsel


SADDLEPOINT PARTNERS GP, L.L.C.
By:  Blum Capital Partners, L.P.
     its Managing Member
By:  Richard C. Blum & Associates, Inc.
     its General Partner



By: /s/ Gregory D. Hitchan
   -------------------------------
    Gregory D. Hitchan
    Partner, Chief Operating Officer,
    General Counsel and Secretary